                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                         Commission File Number:

(Check One): [X] Form 10-K and Form 10-KSB    [ ] Form 10-Q and Form 10-QSB
             [ ] Form 20-F  [ ] Form 11-K     [ ] Form N-SAR

For Period Ended: December 31, 1999
                  -------------------------

                 [ ] Transition Report on Form 10-K and 10-KSB
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q and 10-QSB
                 [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                             Frederick Brewing Co.
                           -------------------------
                            Full Name of Registrant


                          ---------------------------
                          Former Name if Applicable

                           4607 Wedgewood Boulevard
          -----------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                           Frederick, Maryland 21703
                          ---------------------------
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K and Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

Frederick Brewing Co.'s Form 10-KSB for the year ended December 31, 1999 could not be filed within the prescribed time period. Frederick Brewing is unable to file this information without unreasonable effort and expense. In August 1999, Snyder International Brewing Group LLC, an Ohio limited liability company, purchased a controlling interest in Frederick Brewing. In connection with the change in control, the entire management of Frederick Brewing was replaced which temporarily led to difficulties in obtaining detailed supporting records for certain transactions during the audit. Such records have now been obtained and Frederick Brewing and its independent auditors are in the process of completing their analysis. The Form 10-KSB is expected to be completed on or before April 14, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Patrick J. Leddy                    (216)                 586-3939
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is
     no, identify report(s).                                [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Frederick Brewing Co.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2000                   By: /s/ James M. Gehrig
                                           --------------------------
                                           James M. Gehrig,
                                           Chief Financial Officer